Points International Provides Bzusiness Update and Enhancements to
Consumer and GPX Website

Company Schedules Second Quarter 2008 Conference Call for
Thursday, August 7, 2008 at 5:00 p.m. ET

TORONTO, June 26, 2008 - Points International Ltd., ("Points") - (OTCBB: PTSEF, TSX: PTS) - the world's leading loyalty reward solutions provider and owner of the Points.com portal - today provided a business update and announced significant enhancements to its consumer website at www.points.com.

Business Update:

  Points anticipates record revenue and strong business metrics for the second quarter, ending June 30, 2008.

  Points reaffirms full year 2008 guidance.

  Distribution of the 'bought deal' secondary offering has been completed.

"The fact that our second quarter revenue is expected to be a new record is particularly noteworthy given that our second quarter has historically been weaker than the first quarter. We are seeing strong growth from our existing partners, both in the form of new business launched during the first half of the year, as well as strong performance on our existing products and services. This momentum, combined with a robust business pipeline and the expansion and marketing of our Global Points Exchange (GPX) points-swap program in the second half of 2008, is expected to continue to accelerate traffic growth across our platform and deliver record results for Points in 2008. We remain on track to more than double revenues to between $65 and $75 million and substantially improve profitability in 2008 as compared to 2007," said CEO Rob MacLean. "The recently completed transaction with IAC/Interactive lifted restrictions, associated with the preferred shares, which enables Points to pursue a wide range of value added strategic partnerships moving forward," commented Stephen K. Bannon, Chairman. "In addition, the transaction had many other positive attributes including; a much simplified capital structure; elimination of a senior security and related annual non-cash interest expense of approximately $1.2 million; increased shareholders equity of $22 million, which is a key criteria for a more senior listing qualification in the United States; an additional $2 million, net of costs into treasury, and all with no dilution to shareholders," concluded Bannon.

Enhancements to Points.com and GPX Website:

  Company expands features, educational tools and search to deliver better user experience across multiple loyalty programs.

  GPX trade posting activity and interactive features now more accessible.

"We are excited by the initial user reaction to the advanced capabilities and advantages of our refreshed site at www.points.com. While providing loyalty management and business services to our partners is the main revenue driver for our company, we continue to enhance the functionality of the consumer side of our business. This includes a host of new tools and products, which sets the stage for continued enhancements to GPX, the first peer-to-peer trading platform between loyalty programs. We are making it easier for users to track, manage and realize the value of their loyalty program currencies, which is especially helpful in today's economic environment," concluded Christopher Barnard, President.

The homepage now contains personalized content; in a single view it shows the member's balance information, GPX trade posting activity and a categorized list of profiled partners with whom they can interact. Additional Points.com site changes coming in the next few weeks will include enhanced GPX functionality with a personalized GPX landing page, GPX trade posting activity paired with the best available matches, and overall enhanced search capability.

Second Quarter 2008 Conference Call Information:

Points International will report financial results and business metrics for the second quarter 2008 on Thursday, August 7, 2008 at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial 800-218-0713 ten minutes prior to the scheduled start time. International callers should dial 303-262-2130. Points will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's Web site at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-irhome.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group's TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Consumer Website: www.points.com
Corporate Website: www.pointsinternational.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). All statements, other than statements of historical fact are forward-looking statements. These forward-looking statements include statements relating to our guidance for 2008 with respect to revenue and EBITDA, statements relating to our objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions. Such forward-looking statements can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. Known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" or "Risk Factors" contained in Points' Annual Information Form and Management's Discussion and Analysis filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov. Forward-looking statements are provided in this press release for the purpose of allowing readers to get a better understanding of Points' business environment. However, readers are cautioned that forward-looking statements are not guarantees of future performance and that it may not be appropriate to use such forward-looking statements for any other purpose.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722

alex@blueshirtgroup.com, brinlea@blueshirtgroup.com